                                                 File No. 70-8743


               SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
                      Washington, DC 20549


AMENDMENT NO. 1


TO


                            FORM U-1



                     APPLICATION/DECLARATION


                              UNDER


         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




YANKEE ATOMIC ELECTRIC COMPANY
                         580 Main Street
Bolton, Massachusetts 01740

           (Names of company filing this Statement and Address of Principal Executive Office)




                   NEW ENGLAND ELECTRIC SYSTEM

and

NORTHEAST UTILITIES

           (Name of Top Registered Holding Companies)





Thomas W. Bennet, Jr.              Robert King Wulff
Vice President and Treasurer       Corporation Counsel
580 Main Street                    25 Research Drive
Bolton, Massachusetts 01740        Westborough, Massachusetts 01582


           (Names and addresses of Agents for Service)

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Item 3 is amended to read in its entirety as follows:

"(a) (1) The issuance of notes by Yankee Atomic to bank: Sections 6(a) and 7 of the Act.

     (2) The payment of any note indebtedness from the proceeds of the proposed borrowings: exempted from Section 9(a) by Rule 42."

Item 6 (a) is amended by providing the following exhibit attached hereto:

          F    Opinion of Counsel

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                            SIGNATURE
---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 (Commission's File No. 70-8743) to be signed on its behalf by the undersigned thereunto duly authorized.

                                   YANKEE ATOMIC ELECTRIC COMPANY


                                   s/Robert King Wulff
                                   __________________________________
                                   Robert King Wulff
                                   Corporation Counsel





DATE:  December 28, 1995